[redacted]

13013722

AB 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[illegible] 8-67446

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AccessAlpha Worldwide, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Davis Street
(No. and Street)

Evanston	IL	60201-5000
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert R. LeClercq 847-475-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Coleman Company, PLLC
(Name – *if individual, state last, first, middle name*)

7033 East Greenway Parkway	Scottsdale	Arizona	85254
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2013
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/9/13

ACCESSALPHA WORLDWIDE, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2012

ACCESSALPHA WORDWIDE LLC

DECEMBER 31, 2012

TABLE OF CONTENTS

THE COLEMAN COMPANY
Accounting and Consulting

7033 E. Greenway Parkway
Suite 130
Scottsdale, Arizona 85254

(480) 948.7600
fax (480) 948.7610

Independent Auditor's Report

Managing Partners
AccessAlpha Worldwide LLC
Evanston, Illinois

Report on the Financial Statements

We have audited the accompanying Statement of Financial Condition of AccessAlpha Worldwide LLC (an Delaware limited liability company) as of December 31, 2012 and the related statements of Income, Changes in Partners' Equity, Cash Flows for the year then ended, and the related notes to the financial statements and the supplementary schedules.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements and supplementary schedules in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditor's Report- continued

Opinion

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of AccessAlpha Worldwide LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Coleman Company

The Coleman Company, PLLC
Coleman Accounting Company, LLC (Illinois)
Scottsdale, Arizona
February 26, 2013

ACCESSALPHA WORLDWIDE LLC

Statement of Financial Condition

December 31, 2012

ASSETS

Cash	$	26,505
Prepaid expenses		22,242
Furniture and equipment, at cost, less accumulated depreciation of $46,714		18,031
Leasehold improvements, at cost, less accumulated amortization of $40,119		27,449
Goodwill, at cost, less accumulated amortization of $1,083		4,043
Organization cost, at cost, less accumulated amortization of $2,288		2,847
Other assets		7,575
TOTAL ASSETS	$	108,692

LIABILITIES AND PARTNERS' EQUITY

Liabilities:		
Accrued expenses	$	7,421
Note payable - furniture and equipment		5,280
		12,701
Partners' Equity:		95,991
TOTAL LIABILITIES AND EQUITY	$	108,692

The accompanying notes are an integral part of these financial statements.

ACCESSALPHA WORLDWIDE LLC

Statement of Income

For the Year Ended December 31, 2012

REVENUES	
Commissions and consulting	$ 1,368,322
EXPENSES	
Partner compensation	939,507
Travel, net of reimbursement	65,225
Occupancy, net of reimbursement	9,113
Insurance and bonds	49,490
Wages - office	60,000
Other expenses	82,515
Depreciation and amortization	16,660
	1,222,510
Net Income before Taxes	145,812
Provision for State Income Taxes	-
NET INCOME AFTER INCOME TAXES	$ 145,812

The accompanying notes are an integral part of these financial statements.

ACCESSALPHA WORLDWIDE LLC

Statement of Changes in Partners' Equity

For the Year Ended December 31, 2012

Balance - January 1, 2012	$ 79,504
Distributions	(129,325)
Net Income	145,812
Balance - December 31, 2012	$ 95,991

The acccompanying notes are an integral part of these financial statements.

ACCESSALPHA WORLDWIDE LLC

Statement of Cash Flows

For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 145,812
Adjustment to reconcile net income to net cash provided/(required) by operating activities :		
Depreciation and amortization	16,661	
(Increase) decrease in operating assets:		
Prepaid expenses	(19,188)	
Other assets	(2,500)	
Increase/(Decrease) in operating liabilities:		
Accrued expenses	648	
Total adjustments		(4,379)
Net cash provided (used) by operating activities		141,433
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to partners		(129,325)
Reduction in note payable - furniture and equipment		(7,041)
Net cash provided (used) by financing activities		(136,366)
Net increase in cash		5,067
Cash and cash equivalents, beginning of year		21,438
Cash and cash equivalents, end of year		$ 26,505

SUPPLEMENTAL DISCLOSURE

1. During the year, the Company did not remit any income tax.
2. During the year, the Company remitted $2,909 interest expense.
3. The Company considers all investments having a maturity of less than 90 days to be "cash equivalents."

The accompanying notes are an integral part of these financial statements.

ACCESSALPHA WORLDWIDE LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE A – ORGANIZATION and NATURE OF BUSINESS

AccessAlpha Worldwide LLC is a broker-dealer registered with the Securities and Exchange Commission and with the Financial Industry Regulatory Authority (FINRA). The Company was formed on July 20, 2006 as a Delaware limited liability company. The Company operates as a partnership.

The Company's revenue is derived from commissions paid to the Company from another broker-dealer, from consulting services, and placement services. The Company does not hold any securities or funds of its customers.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities

As a non-carrying, non-clearing dealer, the Company does not receive; hold customer funds or safe keep customer securities.

Revenue Recognition - Commissions

The Company records as current income commissions, consulting income, and placement fees as earned by the Company.

Receivables

The Company records receivables from customers as earned and generally collects the earned income in the subsequent month. During 2012, the Company did not incur any bad debts from any customer or organization.

Advertising

The Company does not advertise or incur any such expense during the year.

Partner Compensation

The Company remits compensation to its partners based on collected commission, consulting income, and placement fees pursuant to an agreement among the partners.

Fixed Assets

Fixed assets consist of furniture, equipment and leasehold improvements which are recorded at cost and depreciated over its useful lives using the straight-line method. The Company depreciates the furniture over a seven-year life; the equipment over a five-year life; and the leasehold improvements over an eight-year life. The Company assumes there is no salvage value for any of the assets.

Organization cost is recorded at cost and is amortized over a 15-year period.

Goodwill originated during 2007 when the Company purchased the interest of a partner. The cost of the goodwill had been amortized over a 15-year period through December 31, 2009. Pursuant to generally accepted accounting principles, each year, the Company reviews the recorded goodwill to determine whether the goodwill has been impaired and the carrying value will be adjusted.

Income Taxes

The Company reports its income and expenses using the accrual method of accounting for book and financial reporting; while using the cash method of accounting for income tax purposes. Differences are generally applicable to accounts receivable, accrued expenses, accounts payable and depreciation/amortization expense (depreciation and amortization, for income tax purposes, are computed using IRS guidelines). The Company elected to report its income and expenses as a partnership. Accordingly, the Company does not incur any federal income tax for either book or tax purposes. The net income or net loss is reported by the Company's partners pursuant to their specific ownership percentage. The state of Illinois imposes a 1.5 percent replacement tax on the taxable income, as defined by Illinois income tax law and the Company is responsible for the computed Illinois replacement tax, if any. Currently, Illinois does not allow for the carryback or carryforward of net operating losses.

The Company does not provide for a deferred income tax benefit or liability to account for the aforementioned reporting differences between book and tax since the deferral would be minor due to the applicability of only the 1.5 percent Illinois replacement tax.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740 *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE C – CONCENTRATION OF RISK

Concentration of Business Risk – The Company has entered to referral services, consulting and placement agreements with several unrelated companies in which the Company receives its income. Approximately 93 percent of the Company's revenue is derived from four of its customers.

NOTE C – CONCENTRATION OF RISK - continued

Concentration of Credit Risk – Due to the nature of the Company's business, and because the Company does not hold funds of customers or clear investment transactions of its customers, the Company believes it does not have any credit risk.

NOTE D – FAIR VALUE DISCLOSURE

The Company has adopted FASB ASC topic 820, which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. FASB ASC topic 820 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
Level 1 - Inputs – quoted prices in active markets for identical assets or liabilities at the reporting date.
Level 2 – Inputs – other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.
Level 3 Inputs – unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimations.

At December 31, 2012, the Company's assets and liabilities fall into Level 1 and require no adjustments to arrive at fair value. The Company held no Level 2 or Level 3 assets or liabilities.

NOTE E – CAPITAL REQUIREMENTS

The Corporation is subject to the net capital requirements of the SEC and FINRA, and as such, is required to maintain a net capital of $5,000 (as defined by FINRA). Net capital of the Corporation, as defined by FINRA, as of December 31, 2012 was $13,804 (see Schedule 1). The minimum capital requirements may effectively restrict the withdrawal of corporation equity.

NOTE F – STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Rule 17a-5 requires the annual audited financial statements include a statement of changes in liabilities subordinated to claims of general creditors. During 2012, the Company did not have any liabilities that were subordinated to the claims of general creditors.

NOTE G – OFFICE RENTAL OBLIGATION

The Company has entered into an agreement to lease office facilities through March 31, 2013 with a renewal option for three additional years. The agreement calls for monthly base rent of $5,075 in addition to a proportionate share of the increase in real estate tax and operating expenses over the base year 2008. The Company has placed a $5,075 security deposit.

On October 8, 2012, the Company executed a renewal of its office lease for a period of 39 months commencing on April 1, 2013 and ends June 30, 2016. The base monthly rent increases each April first.

Approximate future annual minimum office lease payments are as follows:

2013	$57,750
2014	$57,488
2015	$63,350
2016	$29,662

NOTE H – PROPERTY, EQUIPMENT, GOODWILL, AND ORGANIZATION COST

The Company capitalizes the cost of office furniture, office equipment and leasehold improvements. The assets are depreciated over their useful lives using the straight-line method (office furniture – 7 years; office equipment – 5 years; and leasehold improvements – 8 years). The Company believes the assets will have no salvage value at the end of the useful life.

Goodwill originated during 2007 when the Company purchased the interest of a partner. Prior to 2010, the cost was amortized over a 15-year period. Subsequent to 2009, the Company reviews the carrying value of the goodwill to determine any impairment.

Organization cost is amortized over a 15-year period, using the straight-line method.

The following states the cost, accumulated depreciation and current depreciation expense of the property, equipment, goodwill, and organization cost as of December 31, 2012:

	Cost	Accum. At 12/31/11	Deprec/Amort 2012	Accum. At 12/31/12
Leaseholds	$ 67,568	$ 31,673	$ 8,446	$ 40,119
Furniture & Equipment	64,745	38,842	7,872	46,714
Goodwill	5,126	1,083	-	1,083
Organization Cost	5,135	1,946	342	2,288

NOTE I – VEHICLE LEASE AGREEMENT

The Company has entered into an agreement, on January 27, 2012, to lease a vehicle which will be used by one of the Company's partners. The lease calls for monthly payments of $1,278 from February 1, 2012 through July 31, 2016 and requires a $2,500 security deposit.

Approximate future annual minimum lease payments are as follows:

2013	$15,336
2014	$15,336
2015	$15,336
2016	$ 8,946

At the end of the lease, the Company is required to return the vehicle to the lessor; the lease does not provide for a purchase option. The lease is treated as an operating lease and payments are expensed as paid.

NOTE J – INCOME TAXES

The Company reports its income and expenses using the accrual method of accounting for book and financial reporting; while using the cash method of accounting for income tax purposes. Differences are generally applicable to accounts receivable, accrued expenses, accounts payable and depreciation/amortization expense (depreciation and amortization, for income tax purposes, are computed using IRS guidelines). The Company elected to report its income and expenses as a partnership. Accordingly, the Company does not incur any federal income tax for either book or tax purposes. The net income or net loss is reported by the Company's partners pursuant to their specific ownership percentage. The state of Illinois imposes a 1.5 percent replacement tax on the taxable income, as defined by Illinois income tax law and the Company is responsible for the computed Illinois replacement tax, if any. Currently, Illinois does not allow for the carryback or carryforward of net operating losses.

The Company does not provide for a deferred income tax benefit or liability to account for the aforementioned reporting differences between book and tax since the deferral would be minor due to the applicability of only the 1.5 percent Illinois replacement tax.

It is the Company's policy not to accrue for the Illinois Replacement Tax in the current year but to expense the applicable amount when paid. In the past, the Company did not incur an Illinois Replacement Tax. The Company does not anticipate a tax liability for 2012.

NOTE K – RELATED PARTY TRANSACTIONS

The Company does not have any related party transactions other than the Company provides the use of a Company vehicle to one of the partners.

NOTE L – CONTINGENT LIABILITY

On August 1, 2012, a partner left the Company and the Company entered into an agreement in which the Company agreed to purchase the partner's interest in the Company for an amount between $ 0 and $40,000 depending on the Company achieving one or more defined goals during the next twelve months. Payment, if any, will be remitted to the former partner during 2013.

NOTE M – SUBSEQUENT EVENTS

Subsequent events were evaluated through February 26, 2013, which is the date of the financial statement were available to be issued.

SUPPLEMENTARY INFORMATION

ACCESSALPHA WORLDWIDE LLC

Schedule 1

Computation of Net Capital and Minimum Capital Requirements
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2012

	Allowable	Non-Allowable	Total
Cash	$ 26,505		$ 26,505
Prepaid expenses		22,242	22,242
Property, furniture equipment, net		45,480	45,480
Other assets		14,465	14,465
	26,505	82,187	108,692
Accrued expenses	7,421		7,421
Other debt	5,280		5,280
	12,701		12,701
Partnership equity			95,991
			108,692
Allowable assets			26,505
Less: allowable liabilities			12,701
NET NET CAPITAL			13,804
MINIMUM NET CAPITAL REQUIREMENT			5,000
EXCESS NET CAPITAL			$ 8,804

See accompanying independent auditor's report.

ACCESSALPHA WORLDWIDE LLC

Schedule 2

Reconciliation of Certified Net Capital to
Filed FOCUS REPORT
As of December 31, 2012

	Audit Statement	Filed FOCUS Report	Difference
Cash	$ 26,505	$ 33,854	$ (7,349)
Property, furniture, equipment - net	45,480	45,480	0
Other assets	36,707	12,268	24,439
	108,692	91,602	17,090
Accrued expenses	7,421	1,524	5,897
Other debt	5,280	5,280	0
	12,701	6,804	5,897
Partnership Equity	95,991	84,798	11,193
	108,692	91,602	17,090
Allowable assets	26,505	33,854	(7,349)
Less: allowable liabilities	(12,701)	(6,804)	(5,897)
NET NET CAPITAL	13,804	27,050	(13,246)

See accompanying independent auditor's report.

ACCESSALPHA WORLDWIDE LLC

Schedule 3

Computation For Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2012

AccessAlpha Worldwide LLC is exempt from the reserve requirement, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule). The Company does not hold customer funds or safekeep customer securities.

ACCESSALPHA WORLDWIDE LLC

Schedule 4

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

AccessAlpha Worldwide LLC is exempt from the possession or control requirements, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule). The Company does not hold customer funds or safekeep customer securities.

THE COLEMAN COMPANY
Accounting and Consulting

7033 E. Greenway Parkway
Suite 130
Scottsdale, Arizona 85254

(480) 948.7600
fax (480) 948.7610

Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Managing Partners of AccessAlpha Worldwide LLC
630 North Davis Street, Suite 201
Evanston, Illinois 60201

In planning and performing our audit of the financial statements of AccessAlpha Worldwide LLC ("Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing partners, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The Coleman Company

The Coleman Company, PLLC
Coleman Accounting Company, LLC (Illinois)
Scottsdale, Arizona
February 26, 2013

THE COLEMAN COMPANY
Accounting and Consulting

7033 E. Greenway Parkway
Suite 130
Scottsdale, Arizona 85254

(480) 948.7600
fax (480) 948.7610

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Managing Partners of AccessAlpha Worldwide LLC
630 North Davis Street, Suite 201
Evanston, Illinois 60201

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by AccessAlpha Worldwide LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and other specified parties in evaluating AccessAlpha Worldwide LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's managing partners are responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestations standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, i.e. check disbursements or CRD account transfers, noting no differences;

2. Compared the amounts reported on the audited Form X-17 A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these parties.

The Coleman Company

The Coleman Company, PLLC
Coleman Accounting Company, LLC (Illinois)
Scottsdale, Arizona
February 26, 2013